EXHIBIT 10.2

Amendment No. 2 dated as of August 6, 2008 (this "<u>Amendment</u>") to the Receivables Purchase Agreement, by and among the subsidiaries of Tyson named as Sellers on Schedule I to the Receivables Purchase Agreement (as defined below) (the "<u>Sellers</u>"; each, individually, a "<u>Seller</u>"), TYSON RECEIVABLES CORPORATION ("<u>TRC</u>"), a Delaware corporation, as transferor (in such capacity, the "<u>Transferor</u>"), TYSON FOODS, INC., a Delaware corporation, individually ("<u>Tyson</u>"), as collection agent (in such capacity, the "<u>Collection Agent</u>") and as guarantor under the Limited Guaranty set forth in Article IX of the Receivables Transfer Agreement (in such capacity, the "<u>Guarantor</u>"), the several commercial paper conduits party to the Receivables Transfer Agreement and their respective permitted successors and assigns (the "<u>CP Conduit Purchasers</u>"), the several financial institutions party to the Receivables Transfer Agreement as "<u>Committed Purchasers</u>" and their respective permitted successors and assigns (the "<u>Committed Purchasers</u>"), the agent bank for each CP Conduit Purchaser and Committed Purchaser party to the Receivables Transfer Agreement and its permitted successors and assigns (the "<u>Funding Agent</u>" with respect to such CP Conduit Purchaser and Committed Purchaser), and JPMORGAN CHASE BANK (formerly known as The Chase Manhattan Bank), a New York state banking corporation ("<u>JPMCB</u>"), as administrative agent for the benefit of the CP Conduit Purchasers, the Committed Purchasers and the Funding Agents (in such capacity, the "<u>Administrative Agent</u>") in connection with and under the Amended and Restated Receivables Transfer Agreement dated as of August 6, 2008, by and among the Transferor, the Collection Agent, the Guarantor, the CP Conduit Purchasers, the Committed Purchasers, the Funding Agent and the Administrative Agent (the "<u>Receivables Transfer Agreement</u>") and the Receivables Purchase Agreement dated as of October 17, 2001, by and among Tyson, the Sellers and TRC, as purchaser (in such capacity, the "<u>Purchaser</u>") (as amended prior to the date hereof, the "<u>Receivables Purchase Agreement</u>").

WHEREAS, the parties to the Receivables Purchase Agreement wish to amend the Receivables Purchase Agreement;

WHEREAS, the parties to the Receivables Transfer Agreement consent to the amendment of the Receivables Purchase Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed by and among the parties hereto as follows:

Section 1. <u>Definitions</u>. Unless otherwise defined in this Amendment, all defined terms used in this Amendment, including the Recitals hereto, shall have the meanings ascribed to such terms in the Receivables Transfer Agreement.

Section 2. <u>Amendment to Section 2.01(d)</u>. Section 2.01(d) of the Receivables Purchase Agreement is hereby amended by adding the following to the end thereof:

"If any sale by a Seller to the Purchaser hereunder shall be characterized as a secured loan and not as a sale or such sale shall for any reason be ineffective or unenforceable, each Seller and the Purchaser represents and warrants as to itself that each remittance of Collections by a Seller to the Purchaser hereunder will have been (i) in payment of a debt incurred by such

Seller in the ordinary course of business or financial affairs of such Seller and the Purchaser and (ii) made in the ordinary course of business or financial affairs of such Seller and the Purchaser."

Section 3. Acknowledgment of Guarantor. The Guarantor hereby acknowledges receipt of and notice of, and consents to the terms of, this Amendment.

Section 4. Execution in Counterparts. This Amendment may be executed in any number of counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Amendment shall be effective as delivery of a manually executed counterpart of this Amendment. This Amendment will be effective on the date (the "Effective Date") when:

(a)   executed counterparts of this Amendment, are delivered by each party hereto to the Administrative Agent;

(b)   the Rating Agencies have provided the Rating Confirmations to the Administrative Agent and the Funding Agents, as may be necessary; and

(c)   the Administrative Agent has received such other documents, instruments, certificates and opinions as the Administrative Agent or any Funding Agent shall reasonably request.

Section 5. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York, without reference to its conflict of law provisions, and the obligations, rights and remedies of the parties hereunder shall be determined in accordance with such laws.

Section 6. Headings. Section headings in this Amendment are included for convenience of reference only and are not part of this agreement for any other purpose.

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IN WITNESS WHEREOF, the parties hereto have each caused this Amendment to be duly executed by their respective officers as of the day and year first above written.

TYSON FOODS, INC.,

By: /s/ Ted Jones
  Name: Ted Jones
  Title: Vice President - Treasurer

As Purchaser:

TYSON RECEIVABLES CORPORATION,

By: /s/ Ted Jones
  Name: Ted Jones
  Title: Vice President - Treasurer

As Sellers:

THE PORK GROUP, INC.
TYSON FOODS, INC.
TYSON MEXICAN ORIGINAL, INC.
TYSON SALES AND DISTRIBUTION, INC.
TYSON FRESH MEATS, INC. (formerly known as IBP, INC.),

By:/s/ Ted Jones
  Name: Ted Jones
  Title: Vice President - Treasurer

JPMORGAN CHASE BANK (formerly known as The Chase Manhattan Bank), as Administrative Agent

By: /s/ Joel Gedroic
  Name: Joel Gedroic
  Title: Executive Director

PARK AVENUE RECEIVABLES COMPANY , LLC, as CP Conduit Purchaser

By: /s/ Joel Gedroic
      Name: Joel Gedroic
      Title: Executive Director

JPMORGAN CHASE BANK (formerly known as The Chase Manhattan Bank), as Committed Purchaser for Park Avenue Receivables Company, LLC

By: /s/ Joel Gedroic
      Name: Joel Gedroic
      Title: Executive Director

JPMORGAN CHASE BANK (formerly known as The Chase Manhattan Bank), as Funding Agent for Park Avenue Receivables Company, LLC

By: /s/ Joel Gedroic
      Name: Joel Gedroic
      Title: Executive Director

THREE PILLARS FUNDING LLC, as CP Conduit Purchaser

By: /s/ Doris J. Hearn
      Name: Doris J. Hearn
      Title: Vice President

SUNTRUST BANK, as Committed Purchaser for Three Pillars Funding, LLC

By: /s/ M. Gabe Bonfield
      Name: M. Gabe Bonfield
      Title: Vice President

SUNTRUST ROBINSON HUMPHREY, INC., as Funding Agent for Three Pillars Funding, LLC

By: /s/ Joseph R. Franke
      Name: Joseph R. Franke
      Title: Director

NIEUW AMSTERDAM RECEIVABLES,
CORPORATION, as CP Conduit Purchaser

By: /s/ Damian A. Perez
        Name: Damian A. Perez
        Title: Vice President

COÖPERATIEVE CENTRALE
RAIFFEISEN-BOERENLEENBANK
B.A., "RABOBANK INTERNATIONAL",
NEW YORK BRANCH, as Committed Purchaser
for Nieuw Amsterdam Receivables Corporation

By: /s/ Maria (Jle) Wu
        Name: Maria (Jle) Wu
        Title: Attorney-in-Fact

By: /s/ Christopher Lew
        Name: Christopher Lew
        Title: Vice President

COÖPERATIEVE CENTRALE
RAIFFEISEN-BOERENLEENBANK
B.A., "RABOBANK INTERNATIONAL",
NEW YORK BRANCH, as Funding Agent for
Niewuw Amsterdam Receivables Corporation

By: /s/ Maria (Jle) Wu
        Name: Maria (Jle) Wu
        Title: Attorney-in-Fact

By: /s/ Christopher Lew
        Name: Christopher Lew
        Title: Vice President